Exhibit 1A-6D

General Fundraising Agreement Between the Law Center and EBPREC

Sustainable Economies Law Center agrees to make a concerted effort to raise money with the goal of funding East Bay Permanent Real Estate Cooperative (EBPREC) development and operations from 2018 to 2020. Each time the Law Center brings in a round of funding for EBPREC, EBPREC and the Law Center will enter into a “Development Agreement” where the Law Center will agree to pay money to EBPREC and EBPREC will agree to carry out certain tasks or deliverables.

As a 501c3, the Law Center can only provide such funding if EBPREC is advancing the Law Center’s charitable and educational purposes. The Law Center believes that wealth inequality and racism can only be confronted if our society re-envisions ownership and stewardship of land and housing, as well as the role of capital and extractive investment practices. As such, it substantially advances the Law Center’s purposes to pilot, learn from, and educate communities about a model that actively spreads wealth and power in property acquisition, financing, and business management. Permanent Real Estate Cooperative (PREC) is a name that the Law Center has given to a model of land ownership designed to achieve this.

A PREC engages everyday people in organizing, financing, acquiring, and stewarding land and housing. Unlike a conventional housing cooperative, which is formed to provide housing to a defined group of residents, a PREC could be described as a “movement cooperative,” because it is designed not only to provide housing, but also to build a large membership base and serve members’ collective goal to transform our neighborhoods and our systems for land ownership. Our vision is for a typical PREC to have hundreds or thousands of members who look around at the land and buildings in their community and think: “We should own this!” Rather than watching the fate of their communities be determined by wealthy speculators, large companies, and absentee landlords, PREC members will build collective power, pools of capital, skills, and organized communities that can take action to shape the future of local land and buildings. The role of the PREC and its staff is to support community members to raise non-extractive capital from their community, purchase properties to permanently remove them from the speculative market, and collectively manage properties to provide stable and sustainable communities. The PREC serves as title holder to properties to ensure property is not recommodified and to aggregate financial, legal, and technical capacity.

In exchange for such funding, EBPREC agrees to make a concerted effort to create a Permanent Real Estate Cooperative, as described above, and, in particular, to:

1. Pursue racial justice by:

●	Centering people of color in the leadership, culture, and activities of EBPREC.
●	Serving as a model of property ownership that actively combats racialized displacement, particularly by prioritizing real estate projects that allow low-income people and people of color to remain in or return to the East Bay.

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2. Spread power and function democratically by:

●	Cultivating a staff team that functions democratically, equitably, and dynamically, by giving all staff power to shape the work of EBPREC, training staff on anti-oppression, working to prevent the stagnation of power dynamics in the workplace, and compensating people equitably.
●	Actively upskilling staff, volunteers, and members so that EBPREC builds a “leaderful” community.
●	Acquiring and stewarding properties through grassroots and community-led efforts; positioning the work of staff to be primarily focused on training, empowering, facilitating, and supporting groups of community members to organize around, fundraise for, and acquire properties under EBPREC’s umbrella.

3. Build community wealth by:

●	Sourcing capital from the community and making cooperative ownership available to people of all income-levels.
●	Permanently protecting real estate from the speculative market and making it permanently affordable and accessible to communities.
●	Creating leasing and accounting arrangements that enable individuals and groups to acquire and use property at-cost and build limited equity as they “pay off” their property.
●	Strictly capping return on capital investments at 10% per year and generally aiming to pay returns closer to the range of 1% to 5%, in acknowledgment of the harmful role that extractive financial relationships have played in creating and growing the racial wealth gap.

Important Note: Because the Law Center also provides EBPREC with legal services, it is important to note that the Law Center cannot advise EBPREC on the pros, cons, or legal implications of this particular Agreement or any subsequent Development Agreements, because the Law Center is also a party to the Agreements. The Law Center encourages EBPREC to seek advice from other lawyers or trusted advisors about these Agreements. By signing this and subsequent Development Agreements, EBPREC acknowledges that it understands this conflict of interest and that the Law Center, in its lawyer capacity, is not advising EBPREC as to the benefits or risks of EBPREC entering into these Agreements.

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The above is agreed to on behalf of EBPREC by:

/s/ David Jaber
Signature
David Jaber, Treasurer	Date: May 1, 2018
Name, Title

The above is agreed to on behalf of the Law Center by:

/s/ Janelle Orsi
Signature
Janelle Orsi, Executive Director	Date: May 1, 2018
Name, Title

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